November 22, 2011

Board of Directors
Andatee China Marine Fuel Services Corporation
Dalian Ganjingzi District Dalian Wan Lijiacun
Unit C No 68 West Binhai Road Xigang District
Dalian, 116013, PRC
Phone: 86 411 8360 4683
Fax: 86 411 8360 4683

Dear Sirs:

I, Fengbin An, am pleased to submit this preliminary non-binding proposal to acquire all of the outstanding shares of common stock, par value $.001 per share (the “Common Stock”) of Andatee China Marine Fuel Services Corporation (the "Company"), that are not currently owned by myself, certain members of the Company’s management and my and their affiliates (collectively, the “Excluded Stockholders”), in a going-private transaction (the "Acquisition").

I believe that my proposal of $4.21 in cash per share of Common Stock will provide a very attractive alternative to the Company's stockholders. My proposal represents a premium of 79.2% to the average closing price during the last 60 trading days and a premium of 30.7% to the Company's closing price on November 21, 2011.

The terms and conditions upon which I am prepared to pursue the Acquisition are set forth below.  I am confident that an Acquisition can be closed on the basis as outlined in this letter.

1.  Buyer.  I intend to form an acquisition vehicle ("Buyer") for the purpose of completing the Acquisition.

2.  Purchase Price.  The consideration payable for each share of the Company’s Common Stock (other than those held by the Excluded Stockholders) will be $4.21 per share, payable in cash.

3.  Financing. I have held preliminary discussions with several institutions regarding the financing of this Acquisition and, although I have not yet received a formal letter of intent from such institutions, I expect commitments for the financing, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are executed. Our target for executing the Definitive Agreements is December 15, 2011.

4.  Due Diligence.  The parties providing financing will require a timely opportunity to conduct customary due diligence on the Company.

5.  Definitive Agreements.  I am prepared to negotiate and finalize definitive agreements providing for the Acquisition and related transactions (the "Definitive Agreements") very promptly. These documents will provide for representations and warranties, covenants and conditions typical and appropriate for transactions of this type.  The Definitive Agreements shall  provide that the time frame under which the tender offer will remain open shall be 30 days.

6.  Conditions.  A condition to closing the Acquisition shall be a minimum of the following: the number of stockholders that participate in the Acquisition must be sufficient such that the Company shall have less than 300 stockholders of record, or (ii) 90% of Company’s outstanding Common Stock held by the Company's stockholders (other than the Excluded Stockholders) must be acquired by me or my affiliate entities in the Acquisition.

7.  Confidentiality.  I will, as required by law, promptly file an amendment to Schedule 13D to disclose this letter.  However, I am sure you will agree that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed Definitive Agreements.

8.  Process.  I believe that the Acquisition will provide superior value to the Company's stockholders.  I recognize that the Board will evaluate the proposed Acquisition independently before it can make its determination to endorse it.  Given my involvement in the proposed Acquisition, I also recognize that independent members of the Board will proceed to consider the proposed Acquisition.  In considering my offer, you should be aware that I am interested only in acquiring the outstanding shares of the Company that are not already owned by the Excluded Stockholders, and that I do not intend to sell my stake in the Company to any unrelated third party.

9. Advisors. I have engaged Greenberg Traurig, P.A. as my legal counsel in connection with the Acquisition.

10. No Binding Commitment.  This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to an Acquisition.  Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, I would like to personally express my commitment to working together with the Board to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact me.  I look forward to hearing from you.

Sincerely,

/s/ Fengbin An
Name: Fengbin An